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                              August 18, 2022

       Henry Ji
       Chairman of the Board, CEO and President
       Sorrento Therapeutics, Inc.
       4955 Directors Place
       San Diego, CA 92121

                                                        Re: Sorrento
Therapeutics, Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed March 11,
2022
                                                            Form 10-Q for the
period ended March 31, 2022
                                                            Filed May 5, 2022
                                                            Form 10-Q for the
period ended June 30, 2022
                                                            Filed August 15,
2022
                                                            File No. 001-36150

       Dear Dr. Ji:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-Q for the period ended June 30, 2022

       Notes to Unaudited Consolidated Financial Statements
       7. Debt, page 15

   1. Please provide us with your accounting basis, citing relevant authoritative literature, to account for the Consent
Under and Amendment No. 4 to your Indenture agreement as a
                                                        troubled debt
restructuring rather than a modification or extinguishment.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Henry Ji
Sorrento Therapeutics, Inc.
August 18, 2022
Page 2

       You may contact Sasha Parikh at 202-551-3627 or Daniel Gordon at 202-551-3486 with any questions.



FirstName LastNameHenry Ji                             Sincerely,
Comapany NameSorrento Therapeutics, Inc.
                                                       Division of Corporation
Finance
August 18, 2022 Page 2                                 Office of Life Sciences
FirstName LastName